Mail Stop 4561

August 27, 2008

Mr. Elliot Noss
Chief Executive Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario Canada M6K3MI

Re: Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 1-32600

Dear Mr. Noss:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Mark Kronforst
                                    Accounting Branch Chief